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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

MAY 25, 2000           COMMISSION FILE NUMBER 001-11145

                             BIOVAIL CORPORATION
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

           2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
            (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000


         INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
          FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                     FORM 20-F   X        FORM 40-F
                               -----                -----

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.


                        YES          NO    X
                            -----        -----


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                             BIOVAIL CORPORATION

THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION NO. 333-92229).



                          PART I - OTHER INFORMATION


     1. The materials issued by the Company to Shareholders, Canadian Security Administrators and Stock Exchange are attached as the following exhibits:


           99.1  1999 Annual Report

           99.2 Notice of Annual and Special Meeting of Shareholders - June 26, 1999

           99.3  Management Information Circular

           99.4  Proxy for Annual and Special Meeting of Shareholders



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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Biovail Corporation



     May 25, 2000                          By /s/ John R. Miszuk
                                              ----------------------------
                                           John R. Miszuk,
                                           Vice President, Controller


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